

February 10, 2014

William H. Schmidt, Jr.
General Counsel
Enviva Partners, LP
7200 Wisconsin Ave, Suite 1000
Bethesda, MD  20814

> **Re:     Enviva Partners, LP**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 27, 2014**
> **File No. 377-00391**

Dear Mr. Schmidt:

We have reviewed your response letter and the amendment to your draft registration statement, and we have the following comments.

Summary, page 1

Enviva Partners, LP, page 1

Overview, page 1

1.  We note your response to comment 12 of our letter dated December 30, 2013.  You now state that you are the world's largest supplier by volume of utility-grade wood pellets to major power generators.  Please clarify whether this is capacity volume, actual production volume, or volume of sales.  In this regard, we note you support this statement by referring to the chart on page 109, which you state in your response depicts current global utility-grade wood pellet production by major producers.  However, the chart on page 109 appears to depict wood pellet production capacity of major producers rather than actual wood pellet production.  Please advise, or revise your disclosures as appropriate.

Formation Transactions and Partnership Structure, page 9

2.  We note your response to comment 14 of our letter dated December 30, 2013.  As applicable, please clarify in the first bullet point of this section whether you mean your sponsor will contribute its general partner interest in Enviva, LP to you, rather than its general partner.  In this regard, we note Enviva Partners GP LLC is defined as the general partner on page 1 and appears to be a wholly owned subsidiary of Enviva Holdings, LP, which is defined as the sponsor on page 1.

Use of Proceeds, page 47

3. We note your response to comment 17 of our letter dated December 30, 2013. Please provide a reasonably estimable range, either in dollars or percentages, of the amount of proceeds that may be used to reimburse capital expenditures and the amount of proceeds that may constitute the distribution to your sponsor. In addition, please disclose the reason this amount cannot be known at the time of the offering.

Cash Distribution Policy and Restrictions on Distributions, page 51

Unaudited Pro Forma Cash Available for Distribution . . . , page 54

4. We note the revisions you made in response to comment 19 of our letter dated December 30, 2013. Given that it appears you would have had a pro forma cash surplus for the quarters ended March 31, 2012, December 31, 2012, and March 31, 2013, please provide further explanation as to why you would have been unable to pay any distributions on your common and subordinated units for the year ended December 31, 2012 and the twelve months ended September 30, 2013.

**5.** We note your response to comment 20 of our letter dated January 27, 2014. Please note that to the extent a quarterly period has passed prior to effectiveness and your financial information is available but not yet required to be included in your document, we would expect you to disclose whether or not you believe you would have achieved your targets for distributable cash for any such quarter preceding the start of your forecast period.

Estimated Cash Available for Distribution for the Twelve Months . . . , page 57

6. We note your response to comment 21 of our letter dated December 30, 2013. Please tell us how your consideration of the nature of your operations, including the pricing provisions of your long-term agreements, and the variables likely to affect your business led to the determination not to disclose a range of projections for sales and other revenue, net income, and estimated cash available for distribution based on varying reasonable assumptions.

Business, page 112

Competitive Strengths, page 113

7. We note your revised statement in the second bullet point on page 114 that as of 2007, more than 60% of Southern U.S. timber resources were owned by individuals and small companies. If available, please provide a more current estimate of the amount of Southern U.S. timber resources owned by individuals and small companies. In this regard, we note this data is approximately seven years old.

Management, page 132

Director Independence, page 136

8.  We note your revised disclosure in this section.  Please state whether any of the directors or director nominees is independent.  Refer to Item 407(a) of Regulation S-K.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc:     E. Ramey Layne, Vinson & Elkins LLP (*via e-mail*)